              Deutsche Bank Structured Equity Sales +1 212 250-9905

 14-Month Market Contribution Securities Linked to the Deutsche Bank Commodity
                Booster-Dow Jones-UBS Total Return TV 14 IndexTM

                             Commodities |X| Bullish

Indicative Terms as of May 12, 2011
CUSIP:                        2515A16Q9

Issuer:                       Deutsche Bank AG, London Branch

Maturity / Tenor:             14 Months

Index:                        The securities are linked to the performance of
                              the DB Commodity Booster - Dow Jones - UBS Total
                              Return TV 14 IndexTM (the "Index," Bloomberg:
                              DBCMBTVT (Index)).

Payment at Maturity:          You will receive a cash payment on the Maturity
                              Date, per $1,000 face amount of securities,
                              calculated as follows: $1,000 x (Final Level /
                              Initial Level - Adjustment Factor) Your investment
                              will be fully exposed to any depreciation in the
                              Index.

Initial Level:                The closing level for the Index on the Trade Date,
                              subject to adjustment for non-trading days and
                              market disruption events.

Final Level:                  The closing level for the Index on the Final
                              Valuation Date, subject to adjustment for
                              non-trading days and market disruption events.

Adjustment Factor:            0.0025 + 0.010 x Days / 365, where "Days" equals
                              the number of calendar days from, and including
                              the Trade Date to, but excluding, the Final
                              Valuation Date.

Discounts and Commissions:    The Agents will not receive a commission in
                              connection with the sales of the securities. The
                              Agents may pay custodial fees to other
                              broker-dealers of up to 0.25% or $2.50 per $1,000
                              face amount.

Agent:                        Deutsche Bank Securities Inc. and Deutsche Bank
                              Trust Company country-regionplaceAmericas.

                Best Case Scenario at Maturity

If the Final Level is greater than the Initial Level, investors will receive
100% of the appreciation of the Index, reduced by the Adjustment Factor.

                     Worst Case Scenario

If the Final Level drops significantly below the Initial Level, you will lose a significant portion of your investment in the securities.

                           Benefits

|X|  Exposure to Deutsche Bank proprietary commodity index. The base index of the Index, the Deutsche Bank Commodity Booster - Dow Jones - UBS Excess
     Return IndexTM (the "Base Index") seeks to outperform the Dow Jones UBS
     Commodity Index (the "DJUBS Index").

|X|  100% participation in the performance of Index with uncapped upside potential, reduced by the Adjustment Factor.

                            Risks

|X|  The strategy of the Index to achieve a target volatility level of 14% in the Base Index may not be successful. The Base Index may not outperform the
     DJUBS Index.

|X|  You may be exposed to decreases in levels of the Base Index on an enhanced basis (i.e., greater than 100%), and your participation in any increases in the levels of the Base Index may be less than 100%, due to the allocation feature of the Index.

|X|  A commodity hedging disruption event may result in acceleration of the securities and you may lose a substantial part of your investment.

|X|  Commodity prices may change unpredictably.

|X|  An investment in the securities is subject to the credit of the Issuer.

                       Important Dates

   Offering Period:.....May 12, 2011 - May 22, 2011
   Trade Date:.........................May 23, 2011
   Settlement Date:....................May 26, 2011
   Final Valuation Date:..............July 23, 2012

   Maturity Date:.........July 26, 2012 (14 Months)

                                                  ISSUER FREE WRITING PROSPECTUS
                                                      Filed Pursuant to Rule 433
                                           Registration Statement No. 333-162195
                                                              Dated May 12, 2011

            NOT FDIC / NCUA INSURED OR GUARANTEED
        stocktickerMAY LOSE VALUE * NO BANK GUARANTEE
                        NOT A DEPOSIT
    NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL
                            AGENCY

Return Scenarios at Maturity
Final Level	Percentage Change in the Index	Payment at Maturity (per $1,000 invested)	Return on Securities (%)
200.00	100%	$1,985.80	98.58%
180.00	80%	$1,785.80	78.58%
160.00	60%	$1,585.80	58.58%
140.00	40%	$1,385.80	38.58%
120.00	20%	$1,185.80	18.58%
110.00	10%	$1,085.80	8.58%
105.00	5%	$1,035.80	3.58%
100.00	0%	$985.80	-1.42%
95.00	-5%	$935.80	-6.42%
90.00	-10%	$885.80	-11.42%
80.00	-20%	$785.80	-21.42%
60.00	-40%	$585.80	-41.42%
40.00	-60%	$385.80	-61.42%

This hypothetical scenario analysis table illustrates the Payments at Maturity per $1,000 face amount of securities, for hypothetical performances of the Index, payable on the Maturity Date. Hypothetical results are neither an indicator nor a guarantee of future returns. Actual results may vary materially from this analysis. The numbers appearing above have been rounded for ease of analysis. The calculation of the Payments at Maturity includes an Adjustment Factor component. As a result, the performance of the Index will need to reflect, on a combined basis, a positive performance greater than 1.42% for the return on the securities to be positive.

Selected Risk Factors

An investment in the securities involves significant risks. You should read “Risk Factors” in term sheet No. 1189R for detailed information about the risks listed below.

YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not guarantee any return of your initial investment. The return on the securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Final Level is greater than the Initial Level. In addition, as a result of the Adjustment Factor, the performance of the Index will need to reflect, a positive performance of at least 1.42% for you to receive your initial investment back at maturity. You will lose some or all of your initial investment if the Final Level is equal to or less than the Initial Level.  Payment of any amount at maturity is subject to our ability to meet our obligations as they become due.
COMMODITY HEDGING DISRUPTION AND EARLY REDEMPTION RISK — CFTC position limits on certain commodities may restrict our ability to hedge our obligation under the securities, in which case we may, in our sole and absolute discretion, accelerate the payment on the securities and pay you an amount determined by the calculation agent. You may lose a substantial part of your investment upon the payment acceleration. You may not be able to reinvest your money in a comparable investment.
CREDIT RISK — The payment of amounts owed to you under the securities is subject to the Issuer’s ability to pay. Consequently, you are subject to risks relating to the creditworthiness of Deutsche Bank AG.
TRADING BY US OR OUR AFFILIATES IN THE COMMODITIES MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions. In addition, we or one or more of our affiliates may hedge our commodity exposure from the securities by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material adverse effect on the commodities prices and consequently have a negative impact on the performance of the Basket Indices, including on the Final Valuation Date, which would affect your payment at maturity. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the securities may decline. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investing in the securities.
STRATEGY RISK – The Index seeks an enhanced return by achieving a target volatility of 14% in the Base Index.  The Base Index seeks to outperform the DJUBS Index by adopting an optimal yield rolling strategy. The target volatility strategy and the optimal yield rolling strategy may not be successful. The Index may fail to achieve the target volatility of 14% in the Base Index.
ALLOCATION FEATURE RISK – The Index adjusts the level of its investment in the Base Index on a monthly basis. The level of participation by the Index in the Base Index in any given month will depend on the volatility experienced by the Index over the previous three-month period, and may be less than or greater than 100%. For this reason, you may be exposed to any decreases in the levels of the Base Index on an enhanced (i.e., greater than 100%) basis, and your participation in any increases in the levels of the Base Index may be less than 100%.
COMMODITY PRICE MAY CHANGE UNPREDICTABLY — Market prices of the commodity future contracts underlying the Base Index may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships, weather, trends in agriculture and trade, etc.

THE INDEX HAS VERY LIMITED PERFORMANCE HISTORY.
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the securities prior to maturity and may adversely affect the price, if any, at which the Issuer or its affiliates may be willing to purchase the securities from you in the secondary market.
OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVELS OF THE BASKET INDICES OR THE MARKET VALUE OF THE SECURITIES — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities, which could affect the level of the Index or the value of the securities.
POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities, and being the index sponsor for the Index and Base Index, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.
LACK OF LIQUIDITY — There may be little or no secondary market for the securities. The securities will not be listed on any securities exchange and the Issuer and its affiliates, although they may do so, will have no obligation to offer to purchase the securities in the secondary market.
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the level of the Index, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.
THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and the Internal Revenue Service or a court might not agree with the tax consequences described in the accompanying term sheet.
See “Risk Factors” in the accompanying term sheet for more information.
Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1189R relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 1189R and this fact sheet if you so request by calling toll-free 1-800-311-4409.
You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Deutsche Bank Structured Equity Sales    +1 212 250-9905

DJUBSCISM Disclaimer

“Dow Jones®,” “DJ,” “UBS®” and “DJ-UBSCISM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be, and have been licensed for use for certain purposes by Deutsche Bank AG.

Any securities which Deutsche Bank AG may offer from time to time are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities LLC (“UBS Securities”) or any of their subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to any securities or any member of the public regarding the advisability of investing in any securities or commodities. The only relationship of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates to Deutsche Bank AG (the “Licensee”) is the licensing of certain trademarks, trade names and service marks and of the DJ-UBSCISM, which is determined, composed and calculated by Dow Jones in conjunction with UBS Securities without regard to Deutsche Bank AG or any securities. Dow Jones and UBS Securities have no obligation to take the needs of Deutsche Bank AG or the owners of any securities into consideration in determining, composing or calculating DJ-UBSCISM. None of Dow Jones, UBS AG, UBS Securities or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of any securities to be issued or in the determination or calculation of the equation by which any securities are to be converted into cash. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to securities’ customers, in connection with the administration, marketing or trading of any securities. Notwithstanding the foregoing, UBS AG, UBS Securities and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to any securities issued by Licensee, but which may be similar to and competitive with such securities. In addition, UBS AG, UBS Securities and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-UBS Commodity IndexSM and Dow Jones-UBS Commodity Index Total ReturnSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-UBS Commodity IndexSM and any securities Deutsche Bank AG may issue from time to time.

NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO, AND NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG, OWNERS OF ANY SECURITIES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, UBS SECURITIES AND DEUTSCHE BANK AG, OTHER THAN UBS AG.

"Dow Jones®," "DJ," "UBS®" and "Dow Jones-UBS Commodity IndexSM" are service marks of Dow Jones & Company, Inc. and UBS AG, as the case may be, and have been licensed for use for certain purposes by Deutsche Bank AG. The DB Commodity Harvest – DJUBS and DB Commodity Booster – DJUBS, which is based in part on the Dow Jones-UBS Commodity Index, is not sponsored or endorsed by Dow Jones & Company, Inc. or UBS Securities LLC, but is published with their consent.